UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: December 13, 2022

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, including Exhibit 99.1 (which is incorporated here by reference) but excluding Exhibit 99.2, shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-265826) and Form S-8 (Nos. 333-267760, 333-204205, 333-214884, 333-222482, 333-227717 and 333-258514), to the extent not superseded by documents or reports subsequently filed.

Cellectis Announces Positive Preliminary Clinical Data for UCART22 in ALL and UCART123 in AML

On December 13, 2022, Cellectis S.A. (the “Company” or “Cellectis”) issued a press release and conducted a webinar using a related presentation to review updated clinical data on its Phase 1/2a BALLI-01 clinical trial (evaluating UCART22) and on its Phase 1 AMELI-01 clinical trial (evaluating UCART123) that were presented in an oral session on December 12, 2022 at the 64th Annual Meeting of the American Society of Hematology (ASH).

Preliminary Data from the BALLI-01 Clinical Study

BALLI-01 is a Phase 1/2a open-label dose-escalation trial evaluating the safety and clinical activity of UCART22 given at escalating dose levels after lymphodepletion (LD) with either fludarabine and cyclophosphamide (FC) or FC with alemtuzumab (FCA) in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). Alemtuzumab was added to the LD regimen to sustain host T-cell and Natural Killer (NK) cell depletion and to promote UCART22 cell expansion and persistence.

Compared to the last clinical update on BALLI-01 at ASH 2021, the Company is presenting data from five additional patients who received UCART22 at dose level 3 (DL3) 5x106 cells/kg after lymphodepletion with FCA. No dose limiting toxicities (DLTs), Grade 2 or higher cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS) or adverse events of special interest (AESI) were observed.

Evidence of UCART22 anti-tumor activity was observed in 60% (n=3) of the five patients at DL3 after lymphodepletion with FCA:

•	A patient experienced a durable minimal residual disease (MRD) negative complete response with incomplete count recovery (CRi) that continues beyond 6 months.

•	A patient experienced an MRD negative complete response (CR) that continues beyond Day 56.

•	A patient experienced a morphologic leukemia-free state (MLFS) that continues beyond Day 84 (MRD-negative until Day 84; MRD-positive at Day 117).

All three of the responders failed multiple lines of prior therapy, including chemotherapy, CD19-directed autologous CAR T cell therapy, and allogeneic stem cell transplant. Additionally, the patient with the MRD negative CR also failed both prior blinatumomab (a CD19-directed bi-specific antibody) and inotuzumab (a CD22-directed antibody-drug conjugate).

Next Steps

Overall, these preliminary data support the continued administration of UCART22 after FCA lymphodepletion in patients with r/r ALL. The Company is now enrolling patients in BALLI-01 with product candidate manufactured fully in-house at DL2 after FCA lymphodepletion. The first patient has been dosed at dose level 2 (DL2) 1x106 cells/kg. The next data set is expected to be released in 2023.

Preliminary Clinical Data from the AMELI-01 Study Presented at ASH 2022

AMELI-01 is a Phase 1 open-label dose-escalation trial evaluating the safety, tolerability, expansion and preliminary activity of UCART123 given at escalating dose levels after lymphodepletion (LD) with either fludarabine and cyclophosphamide (FC) or FC with alemtuzumab (FCA) in patients with relapsed or refractory acute myeloid leukemia (r/r AML).

The oral presentation reviewed preliminary data from patients who received UCART123 at one of the following dose levels: dose level 1 (DL1) 2.5x105 cells/kg; dose level 2 (DL2) 6.25x105 cells/kg; intermediate dose level 2 (DL2i) 1.5x106 cells/kg; or dose level 3 (DL3) 3.30x106 cells/kg after lymphodepletion with FC ([n=8], DL1 – DL3) or FCA ([n=9], DL2 & DL2i).

Preliminary Safety Data

The FCA LD regimen resulted in robust lymphodepletion for greater than 28 days in all patients. Seven out of nine patients demonstrated UCART123 expansion, with maximum concentration (Cmax) ranging from 13,177 to 330,530 copies/μg DNA, an almost nine-fold increase compared with FC LD, and a significant increase in area under the curve (AUC)(0-28 days) (p=0.04; FC 10.2±15.7 vs. FCA 34.9±28.4).

Cytokine release syndrome (CRS) occurred in eight patients in the FC arm and nine patients in the FCA arm. In the FC arm, one patient experienced Grade 3 immune effector cell-associated neurotoxicity syndrome (ICANS) and two patients experienced Grade 4 protocol-defined dose limiting toxicities (DLTs) secondary to CRS. In the FCA arm, two patients experienced Grade 5 DLTs secondary to CRS. Grade 4 toxicities are potentially life threatening and Grade 5 toxicities result in death.

Preliminary Efficacy Data

Evidence of UCART123 anti-tumor activity was observed in four patients out of fifteen at DL2 or above with best overall responses in the FCA arm. Two out of eight patients (25%) at DL2 with FCA arm achieved meaningful response:

•	A patient who failed five prior lines of therapy experienced a durable minimal residual disease (MRD) negative complete response (CR) with full count recovery at Day 56 that continues beyond one year.

•	A patient with stable disease achieved greater than 90% bone marrow blast reduction (60% to 5%) at Day 28.

In particular, exemplary activity was seen in a 64-year-old female with AML who had relapsed after allogeneic stem cell transplantation (allo-SCT) and has maintained a durable MRD-negative complete response for over one year without salvage donor lymphocyte infusion or second allo-SCT.

The preliminary data show that adding alemtuzumab to the FC LD regimen was associated with sustained lymphodepletion and significantly higher UCART123 cell expansion, which correlated with improved anti-tumor activity.

Next Steps: 2-Dose Regimen

Overall, these preliminary data support the continued administration of UCART123 after FCA lymphodepletion in patients with r/r AML. Based on observed UCART123 expansion patterns and cytokine profiles, pursuant to an amended protocol (as described below), a second dose of UCART123 will be given after 10-14 days to allow for additional UCART123 expansion and clinical activity without the use of additional lymphodepletion. The second expansion phase in the setting of reduced disease burden is expected to be safe and allow for clearance of residual disease.

After a protocol-based pause in patient recruitment following a Grade 5 event related to CRS, the protocol treatment strategy has been modified and AMELI-01 has now commenced enrolling patients in the FCA 2-dose regimen arm at DL2, a dose that has already been administered and cleared for safety as a single dose. The arm incorporates the use of prophylactic tocilizumab, which is associated with reduced incidence of CRS.

Pipeline Overview

The following chart highlights Cellectis’ and Cellectis’ licensee’s key product candidates:

(1)

ALLO-501 and ALLO-501A are exclusively licensed to Servier and under a joint clinical development program between Servier and Allogene. The ALPHA and ALPHA2 studies targets Diffuse Large B-Cell Lymphoma (DLBCL) and Follicular Lymphoma (FL) indications, which are subtypes of NHL.

(2)	Phase 3 may not be required if Phase 2 is registrational.
(3)

ALLO-715 and ALLO-605 target BCMA which is a licensed target from Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the BCMA target. Allogne holds global development and commercial rights for this investigational candidate.

(4)	Allogene is promoting this clinical trial in combination with SpringWorks Therapeutics.
(5)

ALLO-316 targets CD70 which is a licensed target from Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the CD70 target. Allogene holds global development and commercial rights for this investigational candidate.

As of September 21, 2022, Servier has notified Allogene that Servier was discontinuing involvement in the development of CD-19-targeting allogeneic CAR T-cell products.

NATHALI-01 Study (evaluating UCART20x22):

Cellectis is enrolling patients at dose level 1 (50x106 cells) with a fludarabine, cyclophosphamide, and alemtuzumab lymphodepletion regimen in the NATHALI-01 Phase 1 dose-escalation clinical study of UCART20x22. UCART20x22 is Cellectis’ first allogeneic dual CAR T-cell product candidate being developed for patients with relapsed or refractory non-Hodgkin lymphoma and fully designed, developed and manufactured in-house.

MELANI-01 Study (evaluating UCARTCS1):

Cellectis is enrolling patients at dose level 1 (1.0x106 cells/kg) with a fludarabine and cyclophosphamide (FC) lymphodepletion regimen in the MELANI-01 Phase 1 dose-escalation clinical study of UCARTCS1 for patients with relapsed or refractory multiple myeloma (MM).

Initial Preclincial Data for UCARTCS1

On December 10, 2022, the Amsterdam University Medical Center (VUmc location), in collaboration with Cellectis, presented preclinical data in a poster session showcasing Cellectis’ UCARTCS1 product candidate. These initial preclinical data demonstrated anti-tumor activity in vitro and in vivo, supporting the potential benefit of Cellectis’ UCARTCS1 first in-human study MELANI-01.

Collectively, the preclinical data demonstrated that UCARTCS1 has potent anti-MM activity against MM cell lines and primary MM cells, as well as in a MM xenograft model. These preclinical data support the ongoing Phase 1 clinical trial with UCARTCS1 in heavily pretreated multiple myeloma patients.

Forward-looking Statements and Legal Notices

Caution should be exercised when interpreting preliminary results and results relating to a small number of patients or individually presented case studies—such results should not be viewed as predictive of future results.

This report (and Cellectis’ presentation) contain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “scheduled,” “should,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on Cellectis’ management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the preliminary results for the AMELI-01 and BALLI-01 trials and the objectives of such trials, which remain ongoing; the ability to progress Cellectis’ clinical trials and to present any additional data from these trials; clinical outcomes from Cellectis’ trials, which may materially change as more patient data becomes available, potential benefits of Cellectis’ UCART product candidates; and Cellectis’ manufacturing capabilities. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the risk that initial, interim and preliminary data from clinical trials may change as more data becomes available, and that subsequent data may not confirm any early result; the risk of disruptions or delays in Cellectis’ clinical trials as a result of failures by third-parties on whom Cellectis relies or arising out of regulatory inquiries or delays; the risk of manufacturing delays or problems; the risk associated with increased competition and/or adequate enrollment to support Cellectis’ clinical trials; and the numerous other risks associated with biopharmaceutical product candidate development. Furthermore, many other important factors, including those described in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause Cellectis’ actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, Cellectis assumes no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit	Title

99.1	Cellectis Clinical Update Presentation (December 2022)

99.2	Press Release dated December 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

December 13, 2022	By:	/s/ André Choulika
André Choulika
Chief Executive Officer